Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

 May 27, 2025

Via EDGAR CORRESPONDENCE

Alberto Zapata

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AB Active ETFs, Inc.

- AB Emerging Markets Opportunities ETF

Post-Effective Amendment No. 24

File Nos. 333-264818 and 811-23799

Dear Mr. Zapata:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to the above-referenced post-effective amendment to the registration statement filed on March 17, 2025 (the “Post-Effective Amendment”), on Form N-1A for AB Emerging Markets Opportunities ETF (the “Fund”), a series of AB Active ETFs, Inc. (“Registrant”). You provided the Staff’s comments to Lauren A. Clise and Chandler H. Marshall by telephone on April 24, 2025.

The Staff’s comments and our responses thereto on behalf of Registrant and the Fund are set forth below. The changes referenced in the responses will be reflected in a post-effective amendment filed pursuant to Rule 485(b).

Prospectus

Comment 1:	With respect to this sentence: “Emerging markets are countries considered to be developing countries by the international financial community and include, but are not limited to, those countries included in an emerging or frontier markets index by a recognized index provider.”

Please clarify in the disclosure which index provider the Fund would use to classify the market as emerging/frontier/developed.

Response:	Registrant has revised the prospectus in response to this comment.

Comment 2:

With respect to the sentence: “Equity securities in which the fund may invest include, but are not limited to, common stocks, preferred stocks, depositary receipts, real estate investment trusts (REITs), participation notes or other structured notes, and other instruments that provide exposure to equity securities.”

Please add corresponding risk disclosures with regard to the list of securities in this section if these securities constitute principal investments for the Fund. With respect to the phrase “[…] and other instruments...,” please clarify the type of those investments that will be principal investments.

Response:

Registrant notes that the list of securities in this section is intended to identify the types of equity securities in which the Fund may, from time to time, invest as part of its principal strategies. Registrant believes that the principal risks included in the prospectus address the risks of the equity securities in which the Fund currently expects to invest. Registrant notes that the Fund’s prospectus and Statement of Additional Information contain applicable descriptions of the referenced equity securities and corresponding risk.

Registrant’s reference to “other instruments” is intended to provide flexibility for the Fund to invest in equity securities in accordance with the stated objective and policies, although there are not currently “other instruments” which qualify as principal investments. To the extent “other instruments” become principal investments of the Fund, such investments and the corresponding risks will be included in disclosures provided by the Fund.

Comment 3:	With respect to China/Single Country Risk, please consider clarifying whether the Fund intends to focus on China as part of its principal investment strategies.

Response:	Registrant confirms the Fund does not intend to focus on China as part of its principal investment strategies. The Fund has not adopted a policy to focus its investments in any particular region or country. Registrant has considered the comment and respectfully declines to modify the Prospectus in response to this comment.

Comment 4:	With respect to Capitalization Risk and the reference to “Investments in mid-capitalization companies,” please clarify in the Principal Strategies section the extent to which mid-capitalization investing is part of the Fund’s principal strategies.

Response:	Registrant respectfully declines to modify disclosure in response to this comment. Although the Fund may invest in mid-capitalization companies from time to time, such investments are not expected at this time to constitute a principal strategy of the Fund.

Comment 5:	With respect to Sector Risk, given that sector investing is a principal risk, please add a corresponding principal strategy that covers investing in a particular sector and identify any applicable sector that the Fund intends to focus on as part of its principal strategies.

Response:	The Fund utilizes a fundamental, bottoms-up investment approach and does not intend to focus its investments in any specific sector, although from time to time this approach results in holdings that are focused within a specific sector or sectors. The Fund maintains flexibility to invest in various sectors and, should the application of its investment approach lead to investments in a specific sector, the Fund expects to modify the Sector Risk to reflect the sector or sectors in which the Fund has focused its investments. Registrant respectfully declines to modify the Prospectus in response to this comment.

Comment 6:	Please be sure that the www.abfunds.com hyperlink/web address takes the reader to the landing page for that information.

Response:	Registrant has updated the prospectus to incorporate a hyperlink to the referenced landing page.

Comment 7:	Given that the terms MSCI Emerging Markets Index and NRSROs are not used, please consider whether they should (a) be first defined in summary strategies section or (b) whether they are relevant to the Fund’s strategies or risks.

Response:	Registrant has revised the prospectus in response to this comment.

SAI

Comment 8:	In the discussion narrative of the non-fundamental investment policies, please add the 80% Names Rule policy as a separate non-fundamental policy and briefly explain what it is.

Response:	Registrant respectfully declines to add the proposed disclosure to the SAI. The referenced 80% Names Rule policy is set forth in the prospectus and is identified as a non-fundamental policy in the section, “Changes in Investment Objectives and Policies,” in the prospectus.

Part C

Comment 9:	If the Treasurer and CFO is signing off on the filing, please also make sure he is the Comptroller and CAO and add the title to the signature block. If he is not, please add the Comptroller and CAO to the signature page with a signature block.

Response:	Registrant has revised the registration statement in response to this comment.

* * *

If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833 or Alexandra K. Alberstadt at (212) 574-1217.

Sincerely,
/s/ Anna C. Weigand Anna C. Weigand

cc: Stephen J. Laffey, Esq. Paul M. Miller, Esq. Alexandra K. Alberstadt, Esq. Lauren A. Clise, Esq. Chandler H. Marshall, Esq.